June 15, 2007

Mail Stop 3561

J. Bryant Kirkland III
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, FL 33131

RE: Vector Group Ltd.
File No. 001-05759
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Kirkland:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Michael Fay
           Branch Chief